EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2011

TOKYO, Aug. 13, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the three months ended June 30, 2010 ("1Q10").1

Highlights of First Quarter FY2010 Financial Results

  Revenues were JPY15,813 million ($179 million), down 0.1% YoY. While connectivity and outsourcing services steadily grew, systems integration decreased mainly affected by the scale-down of a contract from a certain large contract.
  Operating income was JP266 million ($3 million), down 24.3% YoY, mainly due to the increase in SG&A expenses. Operating loss related to the ATM operation business decreased to JPY160 million ($2 million).
  Net income attributable to IIJ was JPY247 million ($3 million), up 36.8% YoY.

Overview of 1st Quarter FY2010 Financial Results and Business Outlook

"We are seeing slight recovery in systems construction, however, the Japanese economy is still struggling for full recovery and is difficult to foresee," said Koichi Suzuki, President and CEO of IIJ.

"As for our operating results, connectivity and outsourcing service revenues steadily increased by 2.0% YoY followed by the continuous demands for outsourcing services for cost reduction purposes. For systems integration ("SI"), there were scale-down of a contract from a certain large client for both construction and operation and maintenance. Systems construction revenue increased YOY with carried over projects from 4Q09, systems operation and maintenance decreased YoY. As a result, our revenues were nearly the same as 1Q09. And SG&A expenses increased as there were increases in personnel related and other expenses which increases annually at the beginning of the fiscal year.

"For the coming quarters, we expect connectivity and outsourcing services to grow steadily as continuous demands for bandwidth and outsourcing are anticipated and demands for cloud computing are gradually growing. In addition, we would like to pursue getting more systems construction projects toward the latter half of FY2010, which we hope will increase along with the recovery of the Japanese economy. We aim to complete the transaction to acquire the subsidiary of AT&T Japan LLC on September 1, 2010. We believe this business acquisition will broaden the basis of our business growth.

"We will make sure to do our best to maintain our position as one of the leading total network solution provider in Japan."

1st Quarter FY2010 Financial Results Summary

Operating Results Summary
	1Q09	1Q10	YoY % change
	JPY millions	JPY millions
Total Revenues	15,835	15,813	(0.1%)
Connectivity and Outsourcing Services	9,126	9,304	2.0%
SI	6,565	6,259	(4.7%)
Equipment Sales	137	144	5.7%
ATM Operation Business	7	106	1,318.4%
Total Costs	12,837	12,788	(0.4%)
Connectivity and Outsourcing Services	7,650	7,647	0.0%
SI	4,876	4,793	(1.7%)
Equipment Sales	119	119	0.3%
ATM Operation Business	192	229	19.5%
SG&A Expenses and R&D	2,647	2,759	4.3%
Operating Income	351	266	(24.3%)
Income before Income Tax Expense	300	279	(6.9%)
Net income attributable to IIJ	180	247	36.8%
Segment Summary
	1Q09	1Q10
	JPY millions	JPY millions
Net Revenues	15,835	15,813
Network services and SI business	15,922	15,816
ATM operation business	7	106
Elimination	94	109
Operating Income (Loss)	351	266
Network service and SI business	589	432
ATM operation business	(233)	(160)
Elimination	5	6

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

1st Quarter FY2010 Results of Operation

Revenues

Revenues were JPY15,813 million, down 0.1% YoY.

Connectivity and Outsourcing Services revenue were JPY9,304 million, up 2.0% YoY. Connectivity service for corporate use revenue was JPY3,466 million, up 0.5% YoY. While contracts over 1Gbps IP service increased by 21 contracts YoY, there were affects from cancellation due to corporate merger and migration of contracted lines from certain large clients that occurred during FY2009 and decrease in volume charge revenue which occurred in 4Q09. For IIJ mobile service, despite the cancellation from a large client during this first quarter, revenue steadily increased.

Connectivity service for home use revenue was JPY1,694 million, down 0.2% YoY. OEM service revenue decreased as one of our OEM clients terminated their service as planned which resulted in the decrease in our OEM service revenues.

Outsourcing service revenue was JPY4,144 million, up 4.1% YoY. Services such as email related services, services that prevent virus infection through a web browser and data center related services increased, respectively.

Number of Contracts for Connectivity Services
	as of June 30, 2009	as of June 30, 2010	YoY Change
Connectivity Services (Corporate Use)	53,513	64,118	10,605
IP Service (-99Mbps)	925	904	(21)
IP Service (100Mbps-999Mbps)	227	269	42
IP Service (1Gbps-)	102	123	21
IIJ Data Center Connectivity Service	298	301	3
IIJ FiberAccess/F and IIJ DSL/F	26,274	28,691	2,417
IIJ Mobile Service[2]	24,201	32,466	8,265
Others	1,486	1,364	(122)
Connectivity Services (Home Use)	428,171	377,612	(50,559)
Under IIJ Brand	48,053	45,790	(2,263)
hi-ho	176,225	163,922	(12,303)
OEM	203,893	167,900	(35,993)
Total Contracted Bandwidth	584.7 Gbps	660.9 Gbps	76.2 Gbps

Connectivity and Outsourcing Services Revenues Breakdown
	1Q09	1Q10	YoY % change
	JPY millions	JPY millions
Connectivity Service (Corporate Use)	3,448	3,466	0.5%
IP Service[3]	2,347	2,238	(4.7%)
IIJ FiberAccess/F and IIJ DSL/F	726	740	1.9%
IIJ Mobile Service[4]	299	422	41.1%
Others	76	66	(13.0%)
Connectivity Service (Home Use)	1,698	1,694	(0.2%)
Under IIJ Brand	253	257	1.7%
hi-ho	1,302	1,303	0.1%
OEM	143	134	(6.1%)
Outsourcing Services	3,980	4,144	4.1%
Total Connectivity and Outsourcing Services	9,126	9,304	2.0%

SI revenues were JPY6,259 million, down 4.7% YoY. SI transactions during the first quarter are seasonally low and there were scale-down of a contract from a certain large client (decrease of JPY0.6 billion in systems construction revenue and JPY0.7 billion in systems operation and maintenance revenue YoY, respectively). Systems construction revenue, a one-time revenue, was JPY2,011 million, up 11.5% YoY with carried over projects from 4Q09. Systems operation and maintenance, a recurring revenue, was JPY4,248 million, down 10.8% YoY as a result of scale-down in contract from a certain large client.

The order backlog for systems construction and equipment sales was JPY4,580 million, up 19.1% YoY and order backlog for systems operation and maintenance was JPY12,258 million, down 1.9% YoY as of June 30, 2010, respectively.

Equipment sales revenues were JPY144 million, up 5.7% YoY.

ATM Operation Business revenues were JPY106 million.

Cost and expense

Cost of revenues was JPY12,788 million, down 0.4% YoY.

Cost of Connectivity and Outsourcing Services revenue was JPY7,647 million, nearly the same as 1Q09. While personnel related and outsourcing related costs increased, circuit related cost decreased. Gross margin for connectivity and outsourcing service was JPY1,657 million, up 12.3% YoY and gross margin ratio was 17.8%, up 1.6% YoY.

Cost of SI revenues was JPY4,793 million, down 1.7% YoY. While network operation related and outsourcing related costs increased, purchasing cost decreased. Gross margin for SI was JPY1,466 million, down 13.2% YoY and gross margin ratio was 23.4%, down 2.3% YoY.

Cost of Equipment Sales revenues was JPY119 million, up 0.3% YoY. Gross margin for equipment sales was JPY25 million and gross margin ratio was 17.4%, up 4.5% YoY.

Cost of ATM Operation Business revenues was JPY229 million. Outsourcing costs were reduced.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY2,759 million, up 4.3% YoY.

Sales and marketing expenses were JPY1,406 million, up 6.2% YoY mainly due to continuous increase in personnel related expenses.

General and administrative expenses were JPY1,265 million, up 1.6% YoY mainly due to the increase in depreciation expenses.

Research and development expenses were JPY88 million, up 15.1% YoY.

Operating income

Operating income was JPY266 million, down 24.3% YoY. While gross margin was almost the same as 1Q09, there were increases in SG&A and R&D expenses.

Other income (expenses)

Other income (expenses) was net other income of JPY14 million as dividends received and gains on sales of other investments increased and interest expense decreased.

Income before income tax expenses

Income before income tax expenses was JPY279 million, down 6.9% YoY.

Net Income

Income tax expense was JPY120 million. Deferred tax expenses was JPY88 million compared to expense of JPY186 million in 1Q09.

Equity in net income of equity method investees was JPY34 million.

Net income was JPY193 million, up 121.1% YoY.

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY54 million, related to GDX Japan Inc. and Trust Networks Inc.

Net income attributable to IIJ was JPY247 million, up 36.8% YoY.

Full FY2009 Financial Condition

Balance Sheets

As of June 30, 2010, the balance of total assets was JPY50,805 million, a decrease of JPY310 million from the balance as of March 31, 2010.

For current assets, as compared to each of the respective balances as of March 31, 2010, prepaid expense increased by JPY1,426 million, accounts receivables decreased by JPY1,761 million and inventories decreased by JPY169 million. As for current liabilities, as compared to each of the respective balances as of March 31, 2010, deferred income increased by JPY466 million and accounts payable decreased by JPY547 million. Noncurrent capital lease obligations decreased by JPY351 million to JPY3,306 million.

The balance of other investments as of June 30, 2010 was JPY2,642 million, an increase of JPY60 million from the balance as of March 31, 2010. The breakdown of other investments were JPY1,486 million in nonmarketable equity securities, JPY888 million in available-for-sale securities and JPY268 million in other.

As of June 30, 2010, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY2,806 million and the balance of amortized intangible assets was JPY2,560 million. The breakdown of non-amortized intangible assets were JPY2,614 million in goodwill and JPY192 million in trademark. The breakdown of amortized intangible assets were JPY2,486 million in customer relationships and JPY74 million in licenses.

Total IIJ shareholders' equity as of June 30, 2010 was JPY27,288 million, a decrease of JPY31 million from the balance as of March 31, 2010. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of June 30, 2010 was 53.7%.

Cash Flows

Cash and cash equivalents as of June 30, 2010 were JPY9,137 million compared to JPY9,897 million as of June 30, 2009.

Net cash provided by operating activities for 1Q10 was JPY2,274 million. While operating income was JPY266 million, decreased compared to 1Q09, there were changes in operating assets and liabilities during 1Q09, mainly resulting from the decrease in accounts receivable of JPY1,768 million, increase in inventories, prepaid expenses and other current and noncurrent assets of JPY1,084 million, increase in accrued expenses, other current and noncurrent liabilities of JPY1,085 million and decrease in accounts payable of JPY812 million.

Net cash used in investing activities for 1Q10 was JPY955 million mainly due to purchase of property and equipment of JPY913 million.

Net cash used in financing activities for 1Q10 was JPY928 million mainly due to principal payments under capital leases of JPY745 million and payments of JPY253 million for FY2009 year-end dividends.

FY2010 Financial Targets (announced on June 1, 2010)

Our targets for the fiscal year ending March 31, 2011 are as follows:

				(JPY in millions)

	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income attributable to IIJ
1H FY2010	32,300	1,200	1,100	800
Full FY2010	84,500	4,800	4,100	3,000

Our financial results tend to be weak in the fist quarter of every fiscal year due to seasonal factor. For 1Q10, operating income level slightly decreased YoY as revenue and gross margin were almost the same but SG&A expenses increased as there were annual increases in personnel related and other expenses at the beginning of the fiscal year. Towards 4Q10 when revenue and income level become the largest, we will focus on getting more systems construction projects which we hope will gradually recover and accumulate recurring revenues followed by steady demands while keeping our control costs and expenses at an adequate level.

Considering the above, we have not changed our FY2010 financial targets announced on June 1, 2010.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q09	1Q10
	JPY millions	JPY millions
Adjusted EBITDA	1,711	1,517
Depreciation and Amortization[5]	1,360	1,251
Operating Income	351	266
Other Income (Expense)	(51)	14
Income Tax Expense	244	121
Equity in Net Income of Equity Method Investees	31	34
Net income	87	193
Net loss attributable to noncontrolling interests	93	54
Net Income attributable to IIJ	180	247

CAPEX
	1Q09	1Q10
	JPY millions	JPY millions
CAPEX, including capital leases	1,489	1,221
Acquisition of Assets by Entering into Capital Leases	395	308
Purchase of Property and Equipment	1,094	913

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on August 13, 2010.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

1Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY88.49 per US$1.00, which was the noon buying rate on June 30, 2010.

2Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

3IP Service revenues include revenues from the Data Center Connectivity Service.

4Revenue from mobile data communication service for home use is included in Connectivity service (home use).

5Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2010 and June 30, 2010)

	As of March 31, 2010		As of June 30, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	8,764,415		103,256	9,137,145
Accounts receivable, net of allowance for doubtful accounts of JPY 37,178 thousand and JPY 29,583 thousand at March 31, 2010 and June 30, 2010, respectively	11,396,597		108,884	9,635,137
Inventories	807,803		7,216	638,528
Prepaid expenses	1,593,000		34,117	3,019,030
Deferred tax assets —Current	1,570,746		16,339	1,445,824
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2010 and June 30, 2010, respectively	762,081		8,530	754,808
Total current assets	24,894,642	48.7	278,342	24,630,472	48.5
INVESTMENTS IN EQUITY METHOD INVESTEES	1,131,354	2.2	13,184	1,166,709	2.3
OTHER INVESTMENTS	2,581,610	5.1	29,854	2,641,754	5.2
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 17,653,271 thousand and JPY 18,452,419 thousand at March 31, 2010 and June 30, 2010, respectively	12,970,152	25.4	149,410	13,221,294	26.0
GOODWILL	2,639,319	5.2	29,544	2,614,319	5.1
OTHER INTANGIBLE ASSETS —Net	2,819,187	5.5	31,201	2,761,016	5.4
GUARANTEE DEPOSITS	2,003,862	3.9	22,675	2,006,504	4.0
DEFERRED TAX ASSETS —Noncurrent	685,370	1.3	6,480	573,454	1.1
OTHER ASSETS, net of allowance for doubtful accounts of JPY91,319 thousand and JPY88,722 thousand at March 31, 2010 and June 30, 2010, respectively, and net of loan loss valuation allowance of JPY 720 thousand at March 31, 2010 and June 30 2010, respectively	1,389,954	2.7	13,446	1,189,807	2.4
TOTAL	51,115,450	100.0	574,136	50,805,329	100.0

	As of March 31, 2010		As of June 30, 2010
	Thousands of JPY	%	Thousands of U.S. Dollars	Thousands of JPY	%
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	4,450,000		51,079	4,520,000
Capital lease obligations —current portion	2,729,673		29,887	2,644,694
Accounts payable	6,967,654		72,554	6,420,305
Accrued expenses	1,184,483		14,890	1,317,647
Accrued retirement and pension costs —current	14,539		165	14,539
Deferred income —current	1,445,174		21,592	1,910,711
Other current liabilities	922,345		8,363	740,031
Total current liabilities	17,713,868	34.7	198,530	17,567,927	34.6
CAPITAL LEASE OBLIGATIONS —Noncurrent	3,657,657	7.2	37,363	3,306,208	6.5
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	1,302,054	2.5	15,395	1,362,297	2.7
DEFERRED TAX ASSETS —Noncurrent	212,773	0.4	574	50,766	0.1
DEFERRED INCOME—Noncurrent	560,677	1.1	10,768	952,856	1.8
OTHER NONCURRENT LIABILITIES	304,718	0.6	3,238	286,563	0.6
Total Liabilities	23,751,747	46.5	265,868	23,526,617	46.3
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2010 and June 30, 2010	16,833,847	32.9	190,235	16,833,847	33.1
Additional paid-in capital	27,443,600	53.7	310,132	27,443,600	54.0
Accumulated deficit	(16,720,092)	(32.7)	(189,019)	(16,726,308)	(32.9)
Accumulated other comprehensive income	168,769	0.3	1,623	143,654	0.3
Treasury stock—3,934 shares held by the company at March 31, 2010 and June 30, 2010	(406,547)	(0.8)	(4,594)	(406,547)	(0.8)
Total Internet Initiative Japan Inc. shareholders' equity	27,319,577	53.4	308,377	27,288,246	53.7
NONCONTROLLING INTERESTS	44,126	0.1	(109)	(9,534)	(0.0)
Total equity	27,363,703	53.5	308,268	27,278,712	53.7
TOTAL	51,115,450	100.0	574,136	50,805,329	100.0

(Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 88.49 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended June 30, 2009 and June 30, 2010)

	Three Months Ended June 30, 2009		Three Months Ended June 30, 2010
	Thousands of JPY	% of total revenues	Thousands of U.S. Dollars	Thousands of JPY	% of total revenues
REVENUES:
Connectivity and outsourcing services:
Connectivity (corporate use)	3,448,493		39,166	3,465,820
Connectivity (home use)	1,697,894		19,148	1,694,436
Outsourcing services	3,979,443		46,828	4,143,759
Total	9,125,830		105,142	9,304,015
Systems integration:
Systems construction	1,803,635		22,731	2,011,495
Systems operation and maintenance	4,761,011		48,000	4,247,529
Total	6,564,646		70,731	6,259,024
Equipment sales	136,575		1,632	144,423
ATM operation business	7,459		1,196	105,801
Total revenues	15,834,510	100.0	178,701	15,813,263	100.0
COST AND EXPENSES:
Cost of connectivity and outsourcing services	7,650,504		86,414	7,646,798
Cost of systems integration	4,875,725		54,163	4,792,872
Cost of equipment sales	118,927		1,348	119,285
Cost of ATM operation business	191,769		2,590	229,148
Total cost	12,836,925	81.1	144,515	12,788,103	80.9
Sales and marketing	1,324,880	8.4	15,893	1,406,371	8.9
General and administrative	1,245,145	7.9	14,294	1,264,868	8.0
Research and development	76,682	0.4	997	88,242	0.5
Total cost and expenses	15,483,632	97.8	175,699	15,547,584	98.3
OPERATING INCOME	350,878	2.2	3,002	265,679	1.7
OTHER INCOME (EXPENSE):
Interest income	5,714		63	5,568
Interest expense	(87,024)		(650)	(57,513)
Foreign exchange gains (loss)	9,663		(36)	(3,173)
Net gains on sales of other investments	--		181	16,019
Losses on write-down of other investments	(1,504)		(66)	(5,887)
Other—net	22,129		661	58,489
Other income (expense) — net	(51,022)	(0.3)	153	13,503	0.1
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	299,856	1.9	3,155	279,182	1.8

INCOME TAX EXPENSE	243,943	1.5	1,360	120,356	0.8
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	31,513	0.2	389	34,478	0.2
NET INCOME	87,426	0.6	2,184	193,304	1.2
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	93,052	0.5	607	53,660	0.4
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	180,478	1.1	2,791	246,964	1.6

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,544
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,544		202,544
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,017,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,017,600		81,017,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	891.06	13.78	1,219.31
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	891.06	13.78	1,219.31
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	2.23	0.03	3.05
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	2.23	0.03	3.05
(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 88.49 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2010.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended June 30, 2009 and June 30, 2010)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	87,426	2,184	193,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,359,820	14,138	1,251,044
Provision for retirement and pension costs, less payments	58,682	681	60,243
Reversal of allowance for doubtful accounts and advances	(5,049)	(60)	(5,317)
Loss on disposal of property and equipment	8,965	59	5,288
Net gains on sales of other investments	--	(181)	(16,019)
Losses on write-down of other investments	1,504	67	5,887
Gain on receipt of investment securities	--	(204)	(18,060)
Foreign exchange losses	11,918	229	20,246
Equity in net income of equity method investees	(31,513)	(390)	(34,478)
Deferred income tax expense	185,982	998	88,313
Others	--	551	48,798
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	1,734,601	19,975	1,767,614
Increase in inventories, prepaid expenses and other current and noncurrent assets	(500,933)	(12,252)	(1,084,214)
Decrease in accounts payable	(936,518)	(9,176)	(812,009)
Decrease in income taxes payable	(155,467)	(3,189)	(282,219)
Increase in accrued expenses, other current and noncurrent liabilities	344,462	12,263	1,085,196
Net cash provided by operating activities	2,163,880	25,693	2,273,617
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,094,298)	(10,313)	(912,587)
Purchase of available-for-sale securities	(6,750)	(410)	(36,283)
Purchase of other investments	--	(565)	(50,000)
Proceeds from sales of available-for-sale securities	--	52	4,579
Proceeds from sales and redemption of other investments	13,500	226	20,000
Payments of guarantee deposits	(34,229)	(51)	(4,503)
Refund of guarantee deposits	2,337	23	1,985
Payments for refundable insurance policies	(13,615)	(84)	(7,391)
Refund from insurance policies	27,613	335	29,642
Net cash used in investing activities	(1,105,442)	(10,787)	(954,558)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	5,100,000	565	50,000
Repayments of short-term borrowings with initial maturities over three months	(5,100,000)	--	--
Principal payments under capital leases	(929,625)	(8,416)	(744,757)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	(200,000)	226	20,000
Dividends paid	(202,544)	(2,861)	(253,180)
Net cash used in financing activities	(1,332,169)	(10,486)	(927,937)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(16,557)	(208)	(18,392)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(290,288)	4,212	372,730
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	10,187,724	99,044	8,764,415
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	9,897,436	103,256	9,137,145

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	95,241	643	56,889
Income tax paid	207,572	3,542	313,436

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	395,145	3,485	308,411
Facilities purchase liabilities	355,442	10,098	893,569

(Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 88.49 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 30, 2010.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	15,921,322	15,815,529
Customers	15,827,051	15,707,462
Intersegment	94,271	108,067
ATM operation business	7,459	105,801
Customers	7,459	105,801
Intersegment	--	--
Elimination	94,271	108,067
Consolidated total	15,834,510	15,813,263
Segment profit or loss:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	588,834	432,091
ATM operation business	(232,912)	(160,492)
Elimination	5,044	5,920
Consolidated operating income	350,878	265,679

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2010 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months Ended June 30, 2010
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 13, 2010

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774                                  URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500
Schedule date for filing of quarterly report: scheduled on August 16, 2010
Scheduled date for dividend payment: -
Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2010
(April 1, 2010 to June 30, 2010)
(1) Consolidated Results of Operations					(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Three months ended June 30, 2010	15,813	(0.1)	266	(24.3)	279	(6.9)	247	36.8
Three months ended June 30, 2009	15,835	(3.0)	351	(14.7)	300	(3.1)	180	6.7

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Three months ended June 30, 2010	1,219.31	1,219.31
Three months ended June 30, 2009	891.06	891.06
(2) Consolidated Financial Position
	Total Assets	Total Equity	Shareholders' Equity	Shareholders' Equity as a percentage of Total Assets	Shareholders' Equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
June 30, 2010	50,805	27,279	27,288	53.7	134,727.50
March 31, 2010	51,115	27,364	27,320	53.4	134,882.18
2. Dividends
	Dividend per Shares
	1st quarter- end	2nd quarter- end	3rd quarter- end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2010	--	1,000.00	--	1,250.00	2,250.00
Fiscal year ending March 31, 2011	--
Fiscal year ending March 31, 2011 (Target)	--	1,250.00	--	1,250.00	2,500.00
Changes in forecasts of dividends during the three months ended June 30 ,2010: None
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2011
(April 1, 2010 through March 31, 2011)					(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2010	32,300	0.1	1,200	2.9	1,100	7.3	800	11.8	3,949.76
Fiscal year ending March 31, 2011	84,500	24.3	4,800	40.7	4,100	43.4	3,000	34.3	14,811.60
Changes in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended June 30, 2010: None
4. Others
(1) Change in significant subsidiaries for the three months ended June 3, 2010
(Change in significant subsidiaries for the three months ended June 30, 2010 which resulted in changes in scope of consolidation): Yes
Newly Established ( -- ) Excluded: 1 (Name: IIJ Technology Inc. )
(2) Application of simplified or exceptional accounting: None
(Application of simplified or exceptional accounting for quarterly consolidated financial statements):
(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements
1) Changes due to the revision of accounting standards: Yes
2) Others: None
(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2010:	206,478 shares
As of March 31, 2010:	206,478 shares
2) The number of treasury stock:
As of June 30, 2010:	3,934 shares
As of March 31, 2010:	3,934 shares
3) The weighted average number of shares outstanding:
For the three months ended June 30, 2010:	202,544shares
For the three months ended June 30, 2009:	202,544 shares
CONTACT:  IIJ Investor Relations Office
          Yuko Kazama
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR